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                                               Filed by Aspect Development, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

         Subject Company: Aspect Development, Inc. Commission File No: 000-20749



       Information Presented on the Website for Aspect Development, Inc.
             Regarding Aspect's Merger with i2 Technologies, Inc.
                                April 24, 2000



Aspect-i2 Merger Q&A
BUSINESS IMPACT
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MARKET PROJECTIONS
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MERGING THE ORGANIZATIONS
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PARTNERSHIPS
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BUSINESS IMPACT

How did this come about?

Both companies have noticed over the past year how synergistic our businesses have become, how working together we span the new B2B e-commerce space and provide a comprehensive solution for companies. We began a relationship, as you recall, back in October when we signed a strategic partnership agreement to marry i2's PLM product with Aspect's eDesign. It quickly became apparent to both company's management teams that we could accomplish much more by working together for example, by integrating Aspect's strategic sourcing solution with i2's procurement offering; and, by bringing in Aspect's broad content to quickly scale the TradeMatrix portals. In addition, it has been clear for a while that both companies share a common belief in maximizing the value delivered to our customers by our solutions, as an over-arching product design and delivery philosophy. We began talking of a much more serious merger only a few weeks ago, and it fell into place quickly.

How much are you raising your estimates for the remainder of the year?

We haven't started that business analysis yet.

What impact on earnings do you expect this acquisition to have and how will you account for it?

We haven't started that business analysis yet.

What about Q1? Will this news slow down Q1 or Q2 results for either company? Enhance them?

We hope that these activities will not have a negative impact on our business results. Both companies are in a very strong position, and the merger will only strengthen what we have individually. We don't expect this to have material affect on those results. On the contrary, we are already engaged with several common customer prospects which may benefit by combining our efforts and solutions.

Do you expect the recent rumblings of interest rate hikes and possible economic slowdown to hurt your business?

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We haven't seen any evidence of that so far. The demand for our products continues to be very strong.

How will this affect profitability and EPS in the next six months? Year?

This is being analyzed at this time. However, we do not expect a significant negative impact on earnings.

Aspect solutions run on the Explore platform. Will Explore continue to be the platform for Aspect applications, or will it be replaced by i2's technology?

We do not expect to shift Explore-based solutions to a fundamentally new platform. The i2 TM solutions are based around open standards.

MARKET PROJECTIONS

How do you expect joint customers to react to this news?

Very favorably. This will only enhance how well the systems work together. In fact, for the past few months several customers have requested further integration of our efforts and solutions.

How do you expect Aspect customers to react?

Because we will be running Aspect as an independent business and continuing to enhance our products and services with even more resources we think they'll be very happy with this merger.

i2 claims 650 customers. Aspect claims 180. How many customers are overlapping between the two companies?

We haven't done the analysis yet, but we would expect around half of Aspect's customers are also i2 customers. In general, this allows us to provide deeper industry and functional domain expertise to a broader customer base. It is clear that there is opportunity to sell expanded solutions to ALL of our customers, joint or not particularly in light of the demand for Exchange solutions.

Who do you now consider to be your biggest competitor?

At the moment, we don't believe that any company has the bandwidth or completeness of solution to compete with us effectively on all fronts. Certainly we will have competitors for various pieces of the solution from traditional supply chain to e-procurement, to Exchange solutions. But no one yet has the full complement of software for the corporation, content, and expertise that these combined companies will have.

Aspect has been successful in getting into Exchange deals and partnerships because of its content. Do you see that changing as a result of this merger?

No, it continues to be a key part of an overall Exchange solution, and one that i2 will be maximizing.

What about InfiniteSupply? Will this affect plans to spin off this subsidiary? No plans have changed. The Infinite Supply business will continue to develop as an independent Aspect subsidiary with a potential spin-off later this year.

MERGING THE ORGANIZATIONS

How will the organizations be combined?

At this time the plan is to keep the vast majority of the current Aspect organizations and locations intact. Detailed plans will be developed and communicated in accordance with legal and SEC

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guidelines for completing the merger.

How quickly do you expect the organization to be assimilated?

We have similar businesses and organization structures, and have been working together on many fronts over the past several months. For example, both of our sales organizations are aligned along similar industry vertical lines. We expect that when integration occurs, it will go quite smoothly.

How will this affect plans for TradeMatrix?

It will strengthen our offering and our ability to create solutions for various markets. Aspect's ability to manage content in addition to their strength in strategic sourcing and operations will make our offering even more compelling.

Will the products be integrated and sold as a complete suite? By when?

We are already integrating several of our products, including content products and the already announced joint PLM solution. We will continue to identify and deliver high-value integration between our products.

How will development priorities be set across the full product line?

We are both focused on developing the highest-value B2B solutions in the market. Our development teams will continue to be managed and directed as today. However, in addition we will jointly align around a few selected strategic areas.

How do you expect various investments for product development to shift as a result of this acquisition? In other words, which projects are considered strategic, and which would you expect to be overlapping, or not as relevant?

We do not see much, if any overlap between our product lines. Rather, this will help accelerate development of more powerful TM solutions.

This will be one of the largest software mergers in history. What makes you think you can make it successful?

This merger makes sense on so many levels. We have similar approaches to the market. We have synergistic products. We have similar cultures. We even share many of the same strategic partners. Obviously there are many details yet to work out, but we expect to be able to do this quickly. This entire deal has come together amazingly quickly because of that.

Will the organizations mesh culturally?

We think so.

Will you still be hosting Aspect's Summit? If so, why would people come?

Yes, we still plan to host Summit. In fact, i2 is a Platinum sponsor of the event. Remember, this is an executive conference, not a trade show or user group. Executives are coming because they want to hear from their peers what they are doing to make their companies more profitable. This merger certainly doesn't change that. If anything, I think they'll want to come to learn from their peers, and see how this merger will affect the market overall.

PARTNERSHIPS

What does this mean for your partnerships with IBM? Don't you both have a strategic alliance?

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Yes, we both have a strategic partnership with IBM, and expect that will be enormously enhanced by our merger. For example, Aspect and i2 can now both gain access to IBM's deep services team and middleware solutions to speed the creation of high-value B2B exchanges on a massive scale.

What about Ariba?

Nothing has changed among the three companies. We continue to believe that Ariba's B2B transaction platform complements the Aspect/i2 solutions by adding rich requisitioning and purchase order processing capabilities for operating resources. Aspect has been working to integrate our content and decision support solutions with Ariba's platform, and this will likely continue.

What about Aspect's existing agreement with SAP?

We've seen a waning influence of SAP over the past year, especially in the B2B e-commerce space. Although we haven't yet had formal conversations with SAP executives, we expect that that trend will likely continue.

Commerce One?

Just as with Ariba, we believe CommerceOne's global trading platform complements to the Aspect/i2 solution by adding a requisitioning and purchase order processing platform for B2B eCommerce. We believe that CommerceOne customers will multiply their economic benefits by many-fold by also choosing the Aspect/i2 products. Aspect plans to continue to support the terms of the recently announced alliance with Commerce One.

What about your investments in ChipCenter?

That will continue as a separate business entity, and our company will continue to have its investment stake.

Will this affect your relationship with Cahners and Manufacturing Net?

We don't expect this to materially affect our relationship in any way.

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Caution Concerning Forward-Looking Statements

The materials presented on and linked to Aspect's website contain certain statements that are based on Aspect's present expectations of future events. These statements are "forward-looking statements" within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by present expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to: the consummation of the contemplated merger between Aspect and i2 Technologies, such as the risk that the companies may not obtain the required regulatory clearances or stockholder approval in a timely manner or at all; the timing and successful completion of technology and product development efforts; integration of the technologies and businesses of Aspect and i2; unanticipated expenditures; and changing relationships with customers, suppliers and strategic partners.

These and other risks associated with the businesses of Aspect and i2 that may affect their operating results are described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Aspect and i2 with the Securities and Exchange Commission.

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Additional Information About the Aspect-i2 Merger

Aspect and i2 expect to mail to stockholders of Aspect and i2 a Joint Proxy Statement/Prospectus containing information about Aspect, i2 and the merger. In connection with the merger, i2 plans to file a Registration Statement on SEC Form S-4. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available.

Aspect will be, and certain other persons may be, soliciting proxies from Aspect stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Aspect and the directors and executive officers of i2 may be deemed to be participants in Aspect's solicitation of proxies. Information regarding the participants in the solicitation and a description of certain interests the directors and executive officers of Aspect have in the merger, by security holdings or otherwise, is contained in the document filed with the SEC by Aspect pursuant to Rule 425 on April 7, 2000.

How to Obtain Documents from the Securities Exchange Commission
                                 ------------------------------

In addition to the Registration Statement and the Joint Proxy
Statement/Prospectus, Aspect and i2 file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. You may obtain free copies of these documents, as they are filed, through the website maintained by the SEC at http://www.sec.gov.

You may read and copy any reports, statements or other information filed by Aspect or i2 with the SEC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Aspect's and i2's filings with the SEC are also available through commercial document-retrieval services.

How to Obtain Documents from Aspect
                             ------

Free copies of the Joint Proxy Statement/Prospectus and other documents, when they become available, may also be obtained from Aspect by directing a request through the Investors Relations portion of Aspect's website at http://www.aspectdv.com or by mail to Aspect Development, Inc., 1395 Charleston Rd., Mountain View, CA 94043, attention: Investor Relations, telephone: 650-428-2700.

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